FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of August 2004
                               9 August, 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting Group plc
                announcing Schedule 11 released on 9 August, 2004


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company


British Sky Broadcasting Group plc


2. Name of director


Lord St John of Fawsley


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


Shareholder named in 2 above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Shareholder named in 2 above


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


N/A


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


Acquisition of ordinary shares



7. Number of shares / amount of stock acquired


2000


8. Percentage of issued class


0.0001



9. Number of shares/amount of stock disposed


N/A


10. Percentage of issued class


N/A


11. Class of security


Ordinary shares of 50p each


12. Price per share


491p


13. Date of transaction


6 August 2004


14. Date company informed


9 August 2004


15. Total holding following this notification


4,000


16. Total percentage holding of issued class following this notification


0.0002


If a director has been granted options by the company please complete the following boxes.


17. Date of grant


N/A


18. Period during which or date on which exercisable


N/A


19. Total amount paid (if any) for grant of the option


N/A


20. Description of shares or debentures involved: class, number


N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


N/A


22. Total number of shares or debentures over which options held following this notification


N/A


23. Any additional information


N/A


24. Name of contact and telephone number for queries


N/A


25. Name and signature of authorised company official responsible for making this notification


David Gormley


Date of Notification


9 August 2004


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.






END
                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 9 August, 2004                         By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary